UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Transportation and Logistics Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5500 Military Trail, Suite 22-357
Address of Principal Executive Office (Street and Number)

Jupiter, Florida 33458
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Registrant has ceased all of its revenue generating operations and continues to remain insolvent. As a result, the Registrant has been unable to meet its annual and quarterly periodic reporting obligations under the Securities Exchange Act of 1934, as amended (the “34 Act”). The Registrant has obtained financing to enable it to complete the audit of its financial statements for the year ended December 31, 2023, and reviews for the subsequent 2024 quarters to enable the Company to prepare and file its Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2024. The Registrant is working to complete the necessary financial statements and file the reports as soon as possible; however, the Company may require additional financing to fund the necessary costs related to preparation and filing of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sebastian Giordano, Chief Executive Officer	(833)	764-1443
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form 10-K for the year ended December 31, 2023, Form 10-Q for the quarter ended March 31, 2024, and Form 10-Q for the quarter ended June 30, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Registrant ceased all revenue generating operations during February 2024, the Registrant anticipates a significant change in results of operations from the three and nine months ended September 30, 2023. However, due to the Registrant’s inability to timely complete the preparation of its financial statements for the year ended December 31, 2023 and subsequent quarters, the Registrant is unable to provide a reasonable estimate of its operating results for the three and nine months ended September 30, 2024.

Transportation and Logistics Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2024	By	/s/ Sebastian Giordano
Sebastian Giordano
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).